UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PAGAYA TECHNOLOGIES LTD.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title Class of Securities)

M7S64L115
(CUSIP Number)

Ravi Singh
Oak HC/FT Management Company LLC
2200 Atlantic Street, Suite 300
Stamford, Connecticut 06902
203-717-1350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

13.0%1

14	Type of Reporting Person:

PN

1 Calculated on the basis of 506,136,743 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on October 18, 2022 according to the Issuer’s Form F-1/A filed on November 17, 2022.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates II, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

13.0%

14	Type of Reporting Person:

IA

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 556,362

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 556,362

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

556,362 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.1%

14	Type of Reporting Person:

PN

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 135,059

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 135,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

135,059 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.0%

14	Type of Reporting Person:

PN

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-B, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 123,009

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 123,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

123,009 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.0%

14	Type of Reporting Person:

PN

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.2%

14	Type of Reporting Person:

IA

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT GP V, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.2%

14	Type of Reporting Person:

HC

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, no par value (the “Ordinary Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”), with its principal executive offices located at Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel Aviv, Israel.

Item 2.	Identity and Background

(a) This Statement is filed by (i) Oak HC/FT Partners II, L.P., a Delaware limited partnership (“Fund II”), (ii) Oak HC/FT Associates II, LLC, a Delaware limited liability company (the “Fund II General Partner” and together with Fund II, the “Fund II Reporting Persons”), (iii) Oak HC/FT Partners V, L.P., a Delaware limited partnership (“Fund V”), (iv) Oak HC/FT Partners V-A, L.P., a Delaware limited partnership (“Fund V-A”), (v) Oak HC/FT Partners V-B, L.P., a Delaware limited partnership (“Fund V-B” and together with Fund V, Fund V-A and Fund II, the “Funds”), (vi) Oak HC/FT Associates V, L.P., a Delaware limited partnership (the “Fund V General Partner” and together with the Fund II General Partner, the “General Partners”); and (vii) Oak HC/FT GP V, LLC, a Delaware limited liability company (the “Fund V General Partner GP” and, together with Fund V, Fund V-A, Fund V-B and the Fund V General Partner, the “Fund V Reporting Persons) (all together, the “Reporting Persons”). The Fund II General Partner is the general partner of Fund II, as a result of which the Fund II General Partner may be deemed to share beneficial ownership over the securities reported in this Statement as beneficially owned by Fund II. The Fund V General Partner is the general partner of each of Fund V, Fund V-A and Fund V-B, as a result of which the Fund V General Partner may be deemed to share beneficial ownership over the securities reported in this Statement as beneficially owned by each of Fund V, Fund V-A and Fund V-B. The Fund V General Partner GP is the general partner of the Fund V General Partner, as a result of which the Fund V General Partner GP may be deemed to share beneficial ownership over the securities reported in this Statement as beneficially owned by each of Fund V, Fund V-A and Fund V-B. Each General Partner and the Fund V General Partner GP disclaims any beneficial ownership of the securities reported in this Statement except to the extent of its pecuniary interest therein. The control persons of the Fund II General Partner and the Fund V General Partner GP are Ann H. Lamont, Andrew W. Adams and Patricia M. Kemp.

(b)  The address of the principal office and principal place of business of each of the Reporting Persons and of each control person of the General Partners and the Fund V General Partner GP referenced in Item 2(a) is c/o 2200 Atlantic Street, Suite 300, Stamford, Connecticut 06902.

(c)  Each Fund is a private investment vehicle that directly holds its respective Ordinary Shares reported in this Statement. Ann H. Lamont, Andrew W. Adams and Patricia M. Kemp are Executive Managing Members of Oak HC/FT Management Company LLC, an affiliate of each General Partner and the Fund V General Partner GP.

(d) – (e). During the last five years, none of the Reporting Persons or the individuals referenced in Item 2(a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the individuals referenced in Item 2(a) above is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by each Fund to acquire its securities of the Issuer were working capital obtained from its partners.

On June 22, 2022 (the “Closing Date”), the Issuer, consummated a previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated September 15, 2021 (the “Merger Agreement”), by and among EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), the Issuer, and Rigel Merger Sub Inc. (“Merger Sub”), a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya. Pursuant to the Merger Agreement, Merger Sub merged with and into EJFA (the “Merger”), with EJFA surviving the Merger as a wholly-owned subsidiary of Pagaya. As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), the shareholders of EJFA became shareholders of Pagaya. The Issuer’s Shares are listed on the Nasdaq Stock Market under the Symbol “PGY”. Upon the closing of the Transactions, pursuant to the terms of the Merger Agreement, Fund II exchanged all 351,479 ordinary shares of the Issuer held by Fund II for an aggregate 65,676,104 Ordinary Shares.

The total purchase price for the Shares owned by Fund V was $386,534.63. The total purchase price for the Shares owned by Fund V-A was $93,832.75. The total purchase price for the Shares owned by Fund V-B was $85,460.93.

Item 4.	Purpose of Transaction.

Dan Petrozzo, a venture partner at Oak HC/FT Management Company LLC, an affiliate of the General Partners and the Fund V General Partner GP, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

The Fund II Reporting Persons expect to review from time to time Fund II’s investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Amended and Restated Articles of Association of the Issuer and a Registration Rights Agreement to which the Issuer and certain shareholders, including Fund II, are parties (the “Registration Rights Agreement”): (i) purchase additional Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by Fund II; and (iii) engage in other proposals as the Fund II Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund II Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Fund II Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund II Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Fund V General Partner expects to review from time to time each of Fund V’s, Fund V-A’s and Fund V-B’s investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by each such Fund; and (iii) engage in other proposals as the Fund V General Partner may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund V Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Fund V Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund V Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in the Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based upon a total of 506,136,743 Ordinary Shares outstanding as of October 18, 2022, according to the Issuer’s Form F-1/A filed on November 17, 2022.

Based upon the affiliations between the Reporting Persons, the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such group may be deemed to be the beneficial owner of 66,490,534 Ordinary Shares, or 13.14% of the Ordinary Shares outstanding.

The power to vote or direct the vote or to dispose or direct the disposition of the Ordinary Shares of the Funds reported herein is shared among each Fund and its General Partner.

(c)     Schedule A hereto sets forth all transactions in the Ordinary Shares within the past 60 days by any Reporting Person. All such transactions were executed on the open market. Except as set forth on Exhibit A, no Reporting Person has effected any transaction in the Ordinary Shares during the past 60 days.

(d)     Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Registration Rights Agreement

The Issuer and certain shareholders of the Issuer, including Fund II, are parties to a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement, by no later than 30 days following the Closing Date, to register the resale of the Ordinary Shares, including such shares issuable upon the exercise of warrants, held by such shareholders as of the Closing Date (the "Registrable Securities"). The Registration Rights Agreement provides the relevant shareholder parties, including Fund II, with a demand right for the Issuer to conduct an underwritten offering of the Registrable Securities, provided that the total offering price of all securities proposed to be sold in such offering exceeds $75 million in the aggregate and subject to certain limitations.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Oak HC/FT Partners II, L.P., Oak HC/FT Associates II, LLC, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P., Oak HC/FT Partners V-B, L.P., Oak HC/FT Associates V, LLC and Oak HC/FT GP V, LLC.

Exhibit B	Registration Rights Agreement (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Pagaya Technologies Ltd.’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2023	OAK HC/FT PARTNERS II, L.P.

	By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V-A, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT GP V, LLC

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

Schedule A

Transactions – Last 60 Days

Reporting Person	Date	Transaction	Ordinary Shares	Price Per Share
Fund V	12/20/2022	Purchase	273,252	$0.6522
Fund V-A	12/20/2022	Purchase	66,333	$0.6522
Fund V-B	12/20/2022	Purchase	60,415	$0.6522
Fund V	12/21/2022	Purchase	3,757	$0.7000
Fund V-A	12/21/2022	Purchase	912	$0.7000
Fund V-B	12/21/2022	Purchase	831	$0.7000
Fund V	12/22/2022	Purchase	250,504	$0.7348
Fund V-A	12/22/2022	Purchase	60,811	$0.7348
Fund V-B	12/22/2022	Purchase	55,385	$0.7348
Fund V	12/23/2022	Purchase	28,849	$0.7494
Fund V-A	12/23/2022	Purchase	7,003	$0.7494
Fund V-B	12/23/2022	Purchase	6,378	$0.7494

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated January 6, 2023, with respect to the Class A Ordinary Shares of Pagaya Technologies Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of January, 2023.

OAK HC/FT PARTNERS II, L.P.

By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V-A, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT GP V, LLC

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member